SCHEDULE 13D/A
NAME OF ISSUER:  METRA BIOSYSTEMS
TITLE OF CLASS OF SECURITIES:  COMMON STOCK
CUSIP NUMBER:    59114210
NAME, ADDRESS AND TELEPHONE NO:  KURT AMUNDSON, 265 NORTH
WHISMAN ROAD, MOUNTAIN VIEW, CA  94043   PH: 415-903-9100
DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:
6/30/98

1.  NAME OF REPORTING PERSONS:  IRS: ID NOS. OF ABOVE PERSON:
THOMAS MITCHELL & CO. LP - 13-3603667
2.  CHECK BOX IF A MEMBER OF A GROUP    (B) x
3.  SEC use only
4.  Source of Funds     00
5.		Check if Disclosure of Legal Proceedings is Require
Pursuant to Items
	2(d) or 2 (e) not sure - no proceedings.
6.		Citizenship or Place of Organization - State of Delaware

7.		Sole Voting Power - Thomas Mitchell & Co. LP - 416,000
8.		Shared Voting Power -
9.		Sole Dispositive Power - Thomas Mitchell & Co. LP-
416,000
10.  Shared Dispositive Power
11.  Aggregate Amount Beneficially Owned by Each Reporting
Person 416,000 12.  Check if the Aggregate Amount in Row (11)
Excludes Certain Shares 13.  Percent of Class Represented by
Amount in Row (11)  3.29%
14.  Type of Reporting Person

Thomas
mitchell & Co.
LP -PN

CUSIP NO:
59114210
SCHEDULE 13D/A
ITEM #1-
METRA
BIOSYSTEMS

ITEM #2-a-		Thomas Mitchell & Co., L.P.
		b-		POB 31
					Lake Placid, NY  12946
		C-  Limited Partnership
D-  During the last five years, Thomas Mitchell  & Co.,
LP has not been convicted in a criminal proceeding.
E-  During the last five years, Thomas Mitchell & Co., LP
was not a party to a civil proceeding of a judicial
or administrative body of competent jurisdiction and
as a result of such proceeding was or is subject to a
judgment, decree or final order enjoining future
violations of, or prohibiting or mandating activities
subject to, federal or state securities laws or
finding any violation with respect to such laws.
		F-		U.S.A.
ITEM #3-  Cash held in account
ITEM #4-   For Investment Purposes only.

ITEM #5a-  416,000 / 12,650,000 = 3.29%
			b-Thomas Mitchell & Co., LP-sole dispositive power and sole voting power
			c- 127,600-shares recently purchased in various lots through NASDAQ and in
	negotiated transactions at prices from $0.885 -
$0.879  per share. d-not applicable
				e-not applicable
ITEM #6- not applicable

ITEM #7- not applicable
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.
	Date:   June 8, 1999
	Signature   THOMAS S. MITCHELL